June 22, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Jessica Plowgian, Staff Attorney

Re:	Acceleration Request
Fabrinet (the “Company”)
Registration Statement on Form S-1
File No. 333-163258

Dear Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933 (the “Act”), we, as representatives of the several Underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus issued June 14, 2010 through the date hereof, estimated as follows: 5,088 copies of the Preliminary Prospectus to underwriters and dealers.

In connection with the Preliminary Prospectus distribution for the above-referenced issue, the prospective underwriters have confirmed that they are complying with the 48-hour requirement as promulgated by Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the Company’s request for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 2:30 p.m. Eastern Daylight Time on June 24, 2010, or as soon thereafter as is practicable.

Very truly yours,

Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.

Acting severally on behalf of themselves and the several U.S. Underwriters

By:	Morgan Stanley & Co. Incorporated

By:	/s/ John D. Tyree
Name:	John D. Tyree
Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Ted Tobiason
Name:	Ted Tobiason
Title:	Managing Director

By:	/s/ Adam Howell
Name:	Adam Howell
Title:	Managing Director

Morgan Stanley & Co. International plc Deutsche Bank Securities Inc.

Acting severally on behalf of themselves and the several International Underwriters

By:	Morgan Stanley & Co. International plc

By:	/s/ Daniel Wetstein
Name:	Daniel Wetstein
Title:	Managing Director

By:	Deutsche Bank Securities Inc.

By:	/s/ Ted Tobiason
Name:	Ted Tobiason
Title:	Managing Director

By:	/s/ Adam Howell
Name:	Adam Howell
Title:	Managing Director